EXHIBIT 11

Computation of Per Share Earnings
(Dollars in thousands, except per share data)

Net income	$116,998
Preferred dividends	(39)
Net income available to common stockholders for the year ended December 31, 2018	$116,959
Weighted average common shares outstanding	33,012,351
Assumed incremental common shares issued upon vesting of restricted stock units	200,797
Weighted average common shares for diluted earnings per share	33,213,148
Earnings per common share - basic	$3.54
Earnings per common share - diluted	$3.52